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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                            PVC Container Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   693-651-101
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                                 (CUSIP Number)

                              Raymond A. Lancaster
                          Kirtland Capital Corporation
                              2550 SOM Center Road
                                    Suite 105
                          Willoughby Hills, Ohio 44094
                                  216-585-9010
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 6, 1997
                -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NOS. 693-651-101                13D                    PAGE 2 OF 4  PAGES
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     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Kirtland Capital Corporation
              34-1748480
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                                    (b) X
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS*

              AF

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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                              _

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Ohio

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                                   7       SOLE VOTING POWER

                                           Common Stock             4,467,415

         NUMBER OF           --------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                         Common Stock                 0
            EACH             --------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                           Common Stock              4,467,415
                             --------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                           Common Stock                  0
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              Common Stock                                4,467,415

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    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*


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    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              63.77 %

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    14        TYPE OF REPORTING PERSON*

              CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 458134 10 3


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                                  SCHEDULE 13D

         The Schedule 13D filed on December 23, 1996 (the "Schedule 13D") on behalf of Kirtland Capital Corporation ("Kirtland") is hereby amended as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         Item 3 of the Schedule 13D is amended by inserting a new second paragraph in such Item to read as follows:

         The aggregate amount of funds required by Kirtland to purchase 100,000 shares of Common Stock from the previous holder, Phillip Friedman, the current President of the Company, was $400,000. $368,060 of the funds used to purchase the Common Stock was obtained from KCP II, and $31,940 of the funds used to purchase the Common Stock was obtained from KCC
         II. No part of such purchase price for the Common Stock consisted of borrowed funds.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

         Item 4 of the Schedule 13D is amended by deleting the second sentence of the third paragraph thereof and inserting in its stead the following:

         On January 6, 1997, Kirtland purchased 100,000 shares of Common Stock from Phillip Friedman.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

         The first paragraph of Item 5 of the Schedule 13D is amended by deleting it in its entirety and inserting in its stead the following:

         (a) - (b) At the date hereof, Kirtland has the sole power to vote and dispose of 4,467,415 shares of the Common Stock. The Common Stock held by Kirtland represents approximately 63.77% of the 7,004,705 shares of Common Stock outstanding as of December 3, 1996, based on information provided by the Company.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
----------------------------

         The first paragraph of Item 6 of the Schedule 13D is amended by adding the following sentence at the end of that paragraph:

         The Registration Rights Agreement has been corrected to include the shares described in this Amendment No. 1. A copy of the corrected version of the Registration Rights Agreement is filed as an exhibit hereto and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

EXHIBIT 99.3 -- Registration Rights Agreement

                                Page 3 of 4 Pages


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Date:  January 13, 1997             KIRTLAND CAPITAL CORPORATION


                                   By:  /s/ Raymond A. Lancaster
                                        ------------------------
                                         Name: Raymond A. Lancaster
                                         Title: Executive Vice President

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